UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 NYMAGIC, Inc.
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                  629484 10 6
                                 (CUSIP Number)

                                Howard S. Tuthill
                             c/o Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 327-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box
----





                                                               Page 1 of 7 pages

                                  SCHEDULE 13D









-----------------------                      -----------------------------------
CUSIP No. 629484 10 6                                      Page 2 of 7 Pages

-----------------------                      -----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Louise B. Tollefson Florida Intangible Tax Trust u/a 12/23/1997


------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) |_|
                                                                   (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   1,911,211
       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   1,911,211
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,911,211

------------ -------------------------------------------------------------------

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
              OO
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D









------------------------                       ---------------------------------
CUSIP No. 629484 10 6                                      Page 3 of 7 Pages

------------------------                       ---------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Howard S. Tuthill

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   1,911,211
       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   1,911,211
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,911,211

------------ -------------------------------------------------------------------

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------

                                  Introduction

     This Schedule is being filed in order to report the transfer of an aggregate of 1,911,211 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), by Louise B. Tollefson ("Tollefson") to Louise B. Tollefson Florida Intangible Tax Trust u/a 12/23/1997 (the "Trust"). Tollefson is a beneficiary of the Trust, and the sole Trustee of the Trust is Howard S. Tuthill ("Tuthill"). The Common Stock was transferred to the Trust by Tollefson on December 31, 1997.

Item 1.       Security and Issuer.

     The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2.       Identity and Background.

     This Schedule is being filed by the Trust and by Howard S. Tuthill in his capacity as the sole Trustee of the Trust. The principal business address of both the Trust and Tuthill (collectively, the "Reporting Persons") is c/o Cummings & Lockwood, Four Stamford Plaza, P.O. Box 120, Stamford, Connecticut 06904. Tuthill is partner at Cummings & Lockwood, a law firm headquartered in Stamford, Connecticut.

     During the last five years, neither Reporting Person has been convicted in a criminal proceeding nor been the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amount of Funds or Other Consideration.

     The transaction which requires the filing of this Schedule was a transfer which was effected without consideration. On December 31, 1997, Tollefson effected a transfer of the Common Stock to the Trust (of which she is a beneficiary).

Item 4.       Purpose of Transaction.

     The purpose of the transfer of 1,911,211 of Common Stock by Tollefson to the Trust was to implement certain aspects of Tollefson's estate and tax planning objectives.

     The Reporting Persons have no plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

     (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:

                       Number of Shares          Number of Shares
                       Beneficially Owned With   Beneficially Owned With   Aggregate Number
                       Sole Voting and           Shared Voting and         of Shares              Percentage of Shares
Name                   Dispositive Power         Dispositive Power         Beneficially Owned      Beneficially Owned
Louise B. Tollefson
Florida Intangible
Tax Trust u/a
12/23/1997


                              1,911,211                     0                   1,911,211                19.8%
Howard S. Tuthill
                              1,911,211                     0                   1,911,211                19.8%



     (c) The Reporting Persons acquired beneficial ownership of 1,911,211 shares of Common Stock on December 31, 1997 in a transfer by Tollefson. The Reporting Persons gave no consideration for such shares.

     (d) None.

     (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Trust Agreement, dated December 23, 1997, executed in connection with the establishment of the Trust (the "Trust Agreement"), Tuthill shall, upon the day occurring four months after the actual receipt by Tuthill of each particular asset, distribute such asset (or the traceable proceeds of such asset) to the then acting Trustee of the Louise B. Tollefson Revocable Trust, of which Tollefson is currently acting as Trustee.

Item 7.       Material to Be Filed as Exhibits.

Exhibit
Number           Description

     1 Agreement, dated as of January 8, 1998, between the Reporting Persons relating to the filing of a joint Schedule 13D.

     2 Louise B. Tollefson Florida Intangible Tax Trust Agreement, dated December 23, 1997, between Louise B. Tollefson and Howard S. Tuthill.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1998

                                            /s/ Howard S. Tuthill
                                            Howard S. Tuthill



                                           LOUISE B. TOLLEFSON FLORIDA
                                           INTANGIBLE TAX TRUST U/A 12/23/1997


                                           By:   /s/ Howard S. Tuthill
                                                     Howard S. Tuthill
                                                        Trustee

                                  EXHIBIT INDEX


Exhibit
Number   Description

    1 Agreement, dated as of January 8, 1998, between the Reporting Persons relating to the filing of a joint Schedule 13D.

    2 Louise B. Tollefson Florida Intangible Tax Trust Agreement, dated December 23, 1997, between Louise B. Tollefson and Howard S. Tuthill.